FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934

Form 6-K dated April 26, 2002

Turkcell Iletisim Hizmetleri A.S.
(Translation of Registrant's Name Into English)

Turkcell Plaza
Mesrutiyet Caddesi No.153
80050 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes___ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).)

Enclosure: Press release reporting 2002 First Quarter Results dated April 25, 2002.

TURKCELL

FOR IMMEDIATE RELEASE

TURKCELL ILETISIM HIZMETLERI A.S.

REPORTS 2002 FIRST QUARTER RESULTS

Turkcell posted better results despite recessionary environment in Turkey

Istanbul, Turkey, April 25, 2002 – Turkcell (NYSE:TKC, ISE:TCELL), (www.turkcell.com.tr), the leading provider of mobile communications services in Turkey, announced results as of and for the quarter ended March 31, 2002. All financial results in this press release are unaudited and reported in accordance with accounting principles generally accepted in the United States (US GAAP).

Highlights for First Quarter 2002

1) Subscriber base grew 4% to 12.7 million at March 31, 2002 from 12.2 million at December 31, 2001. Turkcell added approximately 511,000 new subscribers during the first three months of 2002.

2) No major impact of increased competition on market share, customer acquisitions or churn.

3) Consumer confidence and consumption levels in Turkey remained low and industrial output contracted further despite the appreciation of the Turkish Lira against the US Dollar and the decline of the rate of inflation.

4) Revenue increased 18% to $454.0 million for the first quarter of 2002 from $383.4 million for the fourth quarter of 2001 primarily as a result of the 8% appreciation of the Turkish Lira against the US Dollar, the 15% on average tariff increase in February and the growth in Turkcell's subscriber base.

5) Turkcell posted net income of $0.6 million for the first quarter of 2002 compared to a net loss of $45.0 million for the fourth quarter of 2001.

6) Blended ARPU increased 9% in the first quarter of 2002 to $12.0 from $11.0 in the fourth quarter of 2001 mainly due to the tariff increase in February and the appreciation of the Turkish Lira against the US Dollar.

7) EBITDA on a pre-FX basis was $157.0 million for the first quarter of 2002 compared to $123.4 in the fourth quarter of 2001 mainly due to the appreciation of the Turkish Lira against the US Dollar and the tariff increase in February. On a post-FX basis, EBITDA stood at $160.3 million for the first quarter of 2002, up from $102.8 million in the fourth quarter of 2001.

8) Turkcell posted a foreign exchange gain of $3.3 million in the first quarter of 2002, compared to a loss of $20.6 in the fourth quarter of 2001, reflecting the appreciation of the Turkish Lira against the US Dollar.

Comments from the CEO, Muzaffer Akpınar

Economic and political stability is one of the key drivers for achieving our commercial plans. Although economic activity continued to decline during the first three months of 2002, some positive sentiment developed in the market by the end of the first quarter that the worst of the economic crisis may be over. One driver of the sentiment maybe attributed to improvement in inflation rate recorded during first quarter of 2002, which was in line with government's target provided to IMF. Improvements in the industrial capacity utilization, as well as the increase in value added tax collections by the government provided hopes for a more stable macroeconomic environment despite many uncertainties remaining in the Turkish economy. Turkcell still believes that recovery in the market will be slow and may show its effect to begin during the second half of the year. If macroeconomic conditions continue to improve, we believe Turkcell will benefit due to its already established strong market position.

Although economic activity continued to decline during the first three months of 2002, our revenue and EBITDA for this period increased from the fourth quarter of 2001, mainly due to the 8% appreciation of the Turkish Lira against the US Dollar, the positive effect of the tariff increase and the growth in our subscriber base. We acquired more new subscribers this quarter than expected even though our introductory package is sold at a premium in comparison to our competitors. We believe that this shows a clear indication that even in a market with four players, we continue to remain the preferred operator. However, our minutes of usage for the first quarter of 2002 declined compared to the fourth quarter of 2001 as a result of decreased purchasing power and low consumer confidence remaining from the recent economic turmoil. Subscriber growth in the Turkish mobile market during the first quarter of 2002 exceeded our expectations. We believe that the principal reasons for this growth were the appreciation of the Turkish Lira against the US Dollar, which kept the handset prices at lower levels and increased awareness in the Turkish mobile market created by the operators.

In line with our previous thinking, we have restructured our sales and marketing activities based on the customer segments we serve. This restructuring has made us more market and results oriented. We continue to differentiate our services and products from our competition and use our wide and well-established distribution channel to maintain customer loyalty and facilitate the retention of our large subscriber base. This will be increasingly important as the competition in the Turkish market may increase significantly in the future. We continue to believe that the retention of our high-value subscribers is an important factor in our future success, which we believe we have been proactively and successfully managing.

In line with our customer-focused approach, recently we initiated a new advertising campaign that focuses on educating our subscribers on the value of our value added services. In the first quarter of 2002, there was significant increase in Value Added Services ("VAS") revenue as a result of advertising to promote such services. Although the increase is severe on quarterly basis, it is still a marginal growth as the base is very small. Data revenues including SMS revenue is still approximately 10% of total revenues.

In our campaign, we are also actively promoting the value we place on our subscribers. We believe that these efforts will continue to help create winning relationships with our customers.

Winning the crowd through the development of close relationships with our customers, business partners, suppliers and the community is a key priority. Also continuous cost consciousness is becoming a common way of working which will further strengthen our commercial success and market leadership of the Turkish mobile market.

Overview of the First Quarter of 2002

Despite the continued impact of economic difficulties, Turkcell managed to record better operating and financial results in first quarter of 2002 compared to the fourth quarter of 2001, mainly due to the growth in its subscriber base, the tariff increase in February and the appreciation of the Turkish Lira against the US Dollar in the first quarter of 2002.

- Subscriber growth increased more than Turkcell expected in the first quarter of 2002 as Turkcell acquired approximately 511,000 net new subscribers. The total subscriber base at March 31,2002 increased by 4% to 12.7 million from 12.2 million as of December 31, 2001. Post paid acquisitions were approximately 14% of the total acquisitions.

- Increased competition in the Turkish mobile market had no significant impact on Turkcell's leading market position, the cost of attracting new customers or subscriber churn. Turkcell continued to attract more subscribers than its competitors and the churn rate declined slightly in the first quarter of 2002 to 3.1% which is mainly composed of involuntary, operator-initiated disconnects.

- Due to the continued impact of economic difficulties in Turkey, and the decrease in purchasing power and consumer confidence, MoU declined by 5% to 52.7 in the first quarter of 2002 from 55.7 in the fourth quarter of 2001. Turkcell believes that MoU should improve if macroeconomic conditions in Turkey improve. In addition, Turkcell designs and offers several alternatives to encourage usage such as its volume-based incentive packages.

- Turkcell's capital expenditures were $13.1 million during the first quarter of 2002 as planned. Turkcell intends to make capital expenditures of approximately $150 million in 2002, which it believes will be sufficient to maintain and enhance Turkcell's high quality network.

- On March 8, 2002, the Telecommunications Authority published a new regulation regarding procedures and policies related to a national roaming agreement. In a letter dated March 14, 2002 the Telecommunications Authority subjected IsTim's request for national roaming to the condition that it be reasonable, economically viable, and technically possible. Nevertheless the Telecommunications Authority declared that Turkcell is under an obligation to enter a national roaming agreement with IsTim within a 30 day period. Although Turkcell still benefits from the injunctive relief obtained on November 12, 2001, on April 9, 2002 obtained a cautionary injunction against the application of the new regulation published by the Telecommunications Authority requiring it to agree on national roaming within 30 days and providing for penalties in case it did not agree. Turkcell initiated proceedings against application of the new regulation before the ICC on April 11, 2002, requesting certification of the fact that Turkcell is not required to enter into an agreement within 30 days. The parties to the ICC proceedings dated April 11, 2002, have not yet appointed their arbitrators.

- On February 28, 2002 the shareholders of Fintur Holdings B.V., Turkcell, Sonera and Cukurova Group, signed a letter of intent for the restructuring of Fintur's two business divisions, the international GSM businesses and the technology businesses. The negotiations relating to the restructuring are continuing and Turkcell expects that the finalization of the deal, which is subject to several factors including the finalization of the terms of the restructuring, due diligence, fair value assessments to be done by a third party as well as regulatory and other necessary approvals and board approvals, will occur later this year. The net compensation to be paid by Turkcell to the Cukurova Group resulting from these transactions is expected to be up to US$75 million. Turkcell currently has receivables from Fintur and expects that the receipt of these receivables from Fintur after the finalization of the transaction will offset a major portion of the net compensation paid to the Cukurova Group. Turkcell believes that this restructuring will enable it to focus on its core mobile business and provide opportunities for growth since these GSM operations are located in countries with low mobile penetration rates. Fintur International GSM business has a total of approximately 1.3 million subscribers, and a combined revenue of $50.2 million as of Q1 2002. On March 4, 2002, Turkcell signed a letter agreeing to support certain of Fintur's GSM operators, namely, GSM Kazakhstan, Geocell and Moldcell for a maximum period of one year from the signing date.

- On March 26, 2002, Sonera announced plans to merge with Telia, the incumbent telecommunications operator in Sweden. The merger is proposed to be effected through an exchange offer to all Sonera shareholders by Telia. Pursuant to the exchange, Sonera shareholders will receive approximately 1.5 Telia shares for each Sonera share. Pro forma ownership of the new group will be approximately 64% for current Telia shareholders and approximately 36% for current Sonera shareholders. Turkcell does not currently know how the merger will be structured and what its legal effect will be. Depending on how the merger is structured, it may constitute a breach of the change of control provisions under certain of Turkcell's debt agreements or trigger mandatory tender offer rules of the Turkish Capital Markets Board's regulations. However, since Turkcell does not know how the merger will be structured, or whether such merger will be completed at all, it is too premature to determine whether any such merger would trigger the foregoing provisions.

Legal Updates

In April, the Danistay, the highest administrative court in Turkey, announced a decision regarding the inclusion of VAT and Turkcell's required contribution to the education fund and frequency usage fees in the 15% ongoing licence fee that Turkcell pays to the Turkish Treasury. The Danistay ruled that VAT should be included in the calculation of gross revenue and the education fund and frequency usage and transmission fees should not to be included in the calculation. Turkcell will appeal the decision regarding the VAT.

Funding

Total debt repayments in 2002 approximates to $540 million in principal and interest. In the first quarter of 2002, Turkcell repaid approximately $120 million and ended the quarter with a cash position of approximately $290 million. According to Turkcell's current business plan, it believes that it will be able to finance its current operations, capital expenditures and financing costs in 2002 through its operating cash flow, its cash balance as of March 31, 2002 and certain financing arrangements that it recently entered. In order to finance any unexpected developments and maintain sufficient liquidity position, Turkcell entered into new financing arrangements totaling approximately $320 million. These agreements include a commitment letter from Yapi Kredi Bankasi for a $200 million loan over one year and intention letters for the extension of approximately $120 million from Vakifbank and Garanti Bankasi relating to 2002 principal repayments. Turkcell is currently evaluating potential financing alternatives through domestic and international markets to ensure the continuity of its long term borrowing structure and strategies.

Financial and Operational Review

Due to developments in Turkcell's business and the economic difficulties in Turkey, the following discussion focuses principally on the developments and trends in Turkcell's business in the first quarter of 2002 compared to the fourth quarter of 2001. For your information, selected financial information for the first quarter of 2001 is included at the end of this press release.

1.SUBSCRIBERS

Turkcell acquired approximately 511,000 net new subscribers in the first quarter of 2002. New gross subscribers acquired in the first quarter of 2002 consisted of 86% prepaid and 14% post paid subscribers.

Turkcell's subscriber base increased 4% to 12.7 million at March 31, 2002 from 12.2 million at December 31, 2001.

The overall subscriber base at March 31, 2002 consisted of 8.1 million prepaid and 4.6 million postpaid subscribers.

2.REVENUES

Total revenues for the first quarter of 2002 increased 18% to $454.0 million from $383.4 million for the fourth quarter of 2001. The increase in revenues in the first quarter of 2002 resulted primarily from the positive effects of the tariff increase in February, the 8% appreciation of the Turkish Lira against the US Dollar, the growth in Turkcell's subscriber base.

Turkcell's revenues are mostly derived from communication fees. Revenues from communication fees for the first quarter of 2002 increased by 18% to $432.3 million from $366.3 million for the fourth quarter of 2001 in line with the developments in total revenues.

3.ARPU

Turkcell's blended average monthly revenue per customer per month (ARPU) increased 9% to $12.0 in the first quarter of 2002 from $11.0 in the fourth quarter of 2001 mainly due to the tariff increase in February 2002 and the appreciation of the Turkish Lira against the US Dollar in the first quarter of 2002. Turkcell's average revenue per postpaid customer per month increased 19% to $21.1 in the first quarter of 2002 from $17.7 in the fourth quarter of 2001. Turkcell's average revenue per prepaid customer per month increased 14% to $6.6 in the first quarter of 2002 from $5.8 in the fourth quarter of 2001.

4.MoU

Turkcell's average monthly minutes of use (MoU) per customer decreased 5% to 52.7 minutes in the first quarter of 2002 from 55.7 minutes in the fourth quarter of 2001. MoU decreased due to low consumer confidence and decreased purchasing power of subscribers, as well as the increasing proportion of prepaid customers with lower usage patterns in Turkcell's subscriber base.

5.EBITDA

Adjusted EBITDA increased 56% to $160.3 million in the first quarter of 2002 from $102.8 million in the fourth quarter of 2001 mainly due to the increase in revenues and *$3.3 million translation gain in the first quarter of 2002 versus a translation loss of $20.6 million for the fourth quarter of 2001.*

Together with the 18% increase in revenue in the first quarter of 2002 compared to the fourth quarter of 2001, pre-FX EBITDA increased 27% to $157.0 million in the first quarter of 2002 from $123.4 million in the fourth quarter of 2001 due to the increase in revenues as a result of the positive effect of the tariff increase in February, the 8% appreciation of the Turkish Lira against the US Dollar.

6.TRANSLATION GAIN

Turkcell posted a translation gain of $3.3 million in the first quarter of 2002, compared to a translation loss of $20.6 million in the fourth quarter of 2001, *resulting from the 8% appreciation of the Turkish Lira against the US Dollar in* the first quarter of 2002.

7.CHURN RATE

Churn refers to disconnected subscribers, both voluntary and involuntary. For the first quarter of 2002, Turkcell disconnected approximately 52,000 subscribers for non-payment of bills. Turkcell's quarterly churn rate decreased from 3.6% in the fourth quarter of 2001 to 3.1% in the first quarter of 2002.

Turkcell believes that it has an adequate bad debt provision in its financial statements for such non-payments and disconnections.

8.PROFIT & LOSS AND BALANCE SHEET STATEMENTS

Net income.

Turkcell posted net income of $0.6 million for the first quarter of 2002 compared to a net loss of $45.0 million for the fourth quarter of 2001 as a result of the increase in revenues, and $3.3 million translation gain versus a translation loss of $20.6 million for the fourth quarter of 2001.

Direct cost of revenues.

Direct cost of revenues increased 16% to $312.7 million for the first quarter of 2002 from $270.2 million for the fourth quarter of 2001, mainly due to the increase in revenue-based operational costs such as the ongoing license fees paid to Treasury, which increased 19% to $72.9 million for the first quarter of 2002 from $61.1 million in the fourth quarter of 2001, resulting from the 18% revenue increase. The effect amounting to $23.0 million of one-time reversal of Turk Telekom fund payment as income in the fourth quarter of 2001 was offset by the decrease in interconnection expenses from 11% of revenues in the fourth quarter of 2001 to 9% in the first quarter of 2002.

As a percentage of revenue, direct cost of revenues decreased slightly to 69% for the first quarter of 2002 from 70% for the fourth quarter of 2001.

Depreciation and amortization.

Depreciation and amortization expenses increased 2% to $102.6 million for the first quarter of 2002 from $101.0 million for the fourth quarter of 2001 as a result of network expansion.

Selling and marketing expenses.

Selling and marketing expenses decreased 7% to $61.8 million for the first quarter of 2002 from $66.7 million for the fourth quarter of 2001 mainly due to decrease in general marketing costs in the first quarter. As a percentage of revenues, selling and marketing expenses were 14% for the first quarter of 2002 and 17% for the fourth quarter of 2001.

Subscriber acquisition cost slightly increased 4% to $32.3 in first quarter of 2002 from $31.2 in fourth quarter of 2001.

General and administrative expenses.

General and administrative expenses slightly increased 4% to $25.1 million for the first quarter of 2002 from $24.1 million for the fourth quarter of 2001 due to the increase in bad debt expenses which partially offset cost saving efforts undertaken by Turkcell mainly in departmental expenses.

General and administrative expenses remained at the levels of 6% of revenue, both in the first quarter of 2002 and in the fourth quarter of 2001. Bad debt expense, before deducting collections, as a percentage of revenues were 3.8% in the first quarter of 2002 compared to 4.3% in the fourth quarter of 2001.

Equity in net loss of unconsolidated investees.

Equity in net loss of unconsolidated investees increased 99% to $19.3 million for the first quarter of 2002 from $9.7 million for the fourth quarter of 2001. Equity in net loss of unconsolidated investees in the first quarter of 2002 mainly included equity in net losses of Fintur that amounted to $77.2 million compared to $38.7 million in the fourth quarter of 2001, including non-recurring charges amounting to $26.9 million related to the reorganization of Fintur.

Net interest income (expense).

Net interest expense was $40.6 million for the first quarter of 2002 compared to $47.2 million for the fourth quarter of 2001, mainly due to the increase in interest income

Total assets.

Turkcell's total assets increased slightly by 0.3% to $3,546.6 million at March 31, 2002 from $3,536.0 million at December 31, 2001.

Capex.

Total capital expenditures in the first quarter of 2002 and the fourth quarter of 2001 were $13.1 and $11.5 million, respectively.

Payables to Ericsson.

As of March 31, 2002, Turkcell had total payables to Ericsson amounting to $254.3 million. According to the agreement that Turkcell signed with Ericsson on December 14, 2001, $225 million of payables due in 2002 will be repaid in three installments in April, May and June 2002 amounting to $75 million each. On April 15, Turkcell made the first $75 million payment to Ericsson.

Debt.

As of March 31, 2002, Turkcell had, on a consolidated basis, total indebtedness of $1,567.5 million.

Covenants.

At March 31, 2001, in accordance with US GAAP, Turkcell classified the outstanding principal amount of its long term debt that would had been due because of the financial covenant breach under its 1998 and 1999 bank facilities as short term debt payable in the current period. Turkcell had subsequently repaid the 1998 bank facility and received confirmation that a majority of the bank syndicate had waived the covenant breach for the 1998 and 1999 bank facilities and had adjusted the covenant going forward beginning in the third quarter 2001 in line with Turkcell's business plan. As a result, Turkcell had reclassified in the attached financial information the outstanding principal amount previously classified as short-term debt at March 31, 2001 because of the covenant breach as long-term debt at March 31, 2001.

Forward Looking Statements

This release may include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Safe Harbor provisions of the US Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts included in this annual report, including, without limitation, certain statements regarding our operations, financial position and business strategy, may constitute forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "intend," "estimate," "anticipate," "believe" or "continue."

Although Turkcell believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements.

SUMMARY OPERATING DATA	Q1 2001	Q4 2001	Q1 2002
Number of postpaid customers at end of period (in millions)	5.3	4.6	4.6
Number of prepaid customers at end of period (in millions)	5.6	7.6	8.1
Total customers at end of period (in millions)	10.9	12.2	12.7
Average monthly revenue per customer – postpaid	$23.4	$17.7	$21.1
Average monthly revenue per customer – prepaid	$9.0	$5.8	$6.6
Average monthly revenue per customer – blended	$16.5	$11.0	$12.0
Churn rate	3.7%	3.6%	3.1%
MoU	66.4	55.7	52.7

For further information please contact:

Turkcell

Investors:
Koray Ozturkler, Investor Relations
Tel: +90 212 313 1500
Email: koray.ozturkler@turkcell.com.tr

Ferda Atabek, Investor Relations
Tel: + 90 212 313 1275
Email: ferda.atabek@turkcell.com.tr

investor.relations@turkcell.com.tr

Media:
Oksan Atilla Sanon, Corporate Communications
Tel: + 90 212 313 2301
Email: oksan.atilla@turkcell.com.tr

Okan Karagoz, Corporate Communications
Tel: + 90 212 313 2314
Email: okan.karagoz@turkcell.com.tr

Internet: www.turkcell.com.tr

Citigate Dewe Rogerson

Europe

Kate Delahunty/Oskar Yasar
Tel: +44 20 7282 2934
Email: kate.delahunty@citigatedr.co.uk
Oskar.yasar@citigatedr.co.uk

United States
Victoria Hofstad/Patrick Hughes
Tel: +1 212 688 6840
Email: victoria.hofstadqcitigatedr-ny.com
patrick.hughes@citigatedr-ny.com

TURKCELL İLETİŞİM HİZMETLERİ A.Ş.

SELECTED FINANCIALS

	Three Months Ended		
	Q1 2001	**Q4 2001**	**Q1 2002**
Consolidated Income Statement Data			
Net Sales / Operating Revenues			
Communication fees	482,3	366,3	432,3
Monthly fixed fees	38,9	10,9	11,4
Subscription fees	0,0	0,0	0,0
SIM card sales	6,5	4,7	7,6
Call Center Revenues	2,4	1,9	2,5
Other	0,2	(0,4)	0,2
Total revenues	530,3	383,4	454,0
Direct cost of revenues	(323,2)	(270,2)	(312,7)
Gross profit	207,1	113,2	141,3
General and administrative expenses	(46,4)	(24,1)	(25,1)
Selling & Marketing Expenses	(106,5)	(66,7)	(61,8)
Income (loss) from operations	54,2	22,4	54,4
Income from Related Parties . net	0,5	0,3	0,0
Net interest expense	(40,2)	(47,2)	(40,6)
Other Income (expense) . net	1,7	9,9	2,7
Gain on Sale of Participations	0,0	0,0	0,0
Equity in net Income (loss) of unconsolidated Investees	(18,8)	(9,7)	(19,3)
Minority Interest	(0,1)	(0,1)	0,1
Translation gain (loss)	(80,6)	(20,6)	3,3
Income (loss) before taxes	(83,3)	(45,0)	0,6
Income tax benefit (expense)	8,8	0,0	0,0
Net Income (loss)	(74,5)	(45,0)	0,6
Net Income (loss) from operations per share	(0,00017)	(0,00009)	0,000001
Other Financial Data			
Gross margin	39,1%	29,5%	31,1%
Adjusted EBITDA (*)	68,3	102,8	160,3
Adjusted EBITDA margin	12,9%	26,8%	35,3%
Capital Expenditures	101,3	11,5	13,1
Consolidated Balance Sheet Data (at period end)			
Cash and cash equivalents	136,3	243,1	289,7
Total assets	3.699,2	3.536,0	3.546,6
Long term debt	1.565,0	1.246,0	1.163,2
Total debt	2.023,5	1.637,8	1.567,5
Total liablities	2.479,3	2.250,8	2.260,9
Total shareholders' equity / Net Assets	1.219,9	1.285,2	1.285,7
Capital Stock	458,2	636,1	636,1
Consolidated Cash Flow Information			
Net Cash (used in) provided by operating activities	(58,2)	123,9	129,0
Net Cash used in by investing activities	(115,0)	(5,1)	(14,6)
Net Cash (used in) provided by financing activities	(53,9)	(9,0)	(67,8)

(*) Adjusted EBITDA equals net income (loss) before interest, minority interest, income from related parties, other income, equity in net income (loss) of unconsolidated investees, income tax benefit (expense), depreciation and amortization. Adjusted EBITDA is not a measurement of financial performance under generally accepted accounting principles and should not be construed as a substitute for net earnings (loss) as a measure of performance or cash flow from operations as a measure of liquidity. It is used in this table because it is a common and useful measure of performance of a mobile operator.

(**) Turkcell is currently working to determine the effects of EITF (Emerging Issues Task Force) 01-9 Issue on its financial statements as of and for the quarter ended March 31, 2002. EITF 01-9 Issue is a new accounting pronouncement that adress the accounting for consideration given by a vendor to a customer. EITF 01-9 is effective for annual or interim periods beginning after December 31, 2001. Upon the application, financial statements for prior periods presented for comperative purposes will also be reclassified to comply with the income statement display requirements under EITF Issue. As a result of application of EITF 01-9 Issue, Turkcell expects revenues and selling and marketing expenses to decrease and, accordingly, ARPU to decrease and EBITDA margin to increase while there will be no effect on EBITDA and net income. Turkcell will provide the final figures upon completion of its work on EITF 01-9 Issue.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Turkcell Iletisim Hizmetleri A.S.

Date: April 26, 2002

By: Muzaffer Akpinar
Chief Executive Officer

M. Akpinar